VIA EDGAR AND FACSIMILE
June 17, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant Katherine Wray, Staff Attorney David Orlic, Special Counsel

Re:	Infosys Technologies Limited Form 20-F for the fiscal year ended March 31, 2008 Filed April 30, 2008 File No. 000-25383
Ladies and Gentlemen:
     Infosys Technologies Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 29, 2008 (the “Comment Letter”), which included comments related to our filing on April 30, 2008 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008 (the “2008 Annual Report”). We refer the Staff to the Company’s letter submitted to the Staff on June 6, 2008 in which we requested an extension of the time period for our response and confirmed that we would submit this response to the Comment Letter by June 26, 2008.
     To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.
Form 20-F filed on April 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Page 37
1.	It appears that employee utilization is a key indicator of financial performance. Tell us your consideration of disclosing the impact employee utilization had on each period presented. We refer you to the interpretive guidance in Section III.B.1 of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We respectfully acknowledge that one of the principal objectives of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of a company’s Annual Report on Form 20-F is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To meet this objective we have identified and addressed key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of our Company.

We recognize employee utilization as a key indicator of financial performance and have accordingly provided the following disclosures in our 2008 Annual Report:

Cost of Revenues — “Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.”

Results of Operations — “During fiscal 2008 the total billed person-months for our services other than business process management grew by 27.6% compared to fiscal 2007.”

Additionally, in the Risk Factors section of our 2008 Annual Report, we include a discussion on the utilization of billable employees as a factor affecting our operating results, and acknowledge a concern that unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

The utilization rates of billable employees for total services, excluding business process outsourcing services, for the following years ended March 31, are as below:

In %

Particulars	2008	2007	2006

Including trainees	70.7	69.1	71.0
Excluding trainees	76.9	77.1	78.1

We respectfully submit that during the period of training, the trainees are not assigned to any project and consequently not billed to the clients although training costs are incurred during the same period.

Infosys respectfully advises the Staff that we will include the above disclosure in the MD&A section in future submissions of periodic reports with the Commission, including our Quarterly Report on Form 6-K for the three months ending June 30, 2008.

2.	We note that you do not present your results of operations on a segment basis below the revenue line item while the notes to the financial statements disclose segment operating income as a measure of segment profitability. Tell us your consideration of providing an analysis that discusses the underlying reasons for material changes in segment revenues, segment operating expenses and segment operating income. We refer you to interpretive guidance in Section III.F of SEC Release No. 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We respectfully acknowledge that a discussion of segment information is necessary to understand the business of a multi-segment registrant such as Infosys.

We respectfully submit to the Staff that, in the MD&A section of our 2008 Annual Report, we have included an analysis of the segment revenues by providing the breakdown of revenues by industry segments and geographic segments and discussing the growth trend in industry and geographic segment revenues — “Revenues increased in almost all segments of our business. The increase in revenues is attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing, telecommunication and retail.”

The following table, included in the 2008 Annual Report, sets forth our revenues by industry segments for fiscal 2007 and fiscal 2008:

	Percentage of Revenues
Industry Segments	Fiscal 2007	Fiscal 2008

Financial services	37.4%	35.8%
Manufacturing	13.5%	14.7%
Telecommunication	19.3%	21.6%
Retail	10.1%	11.8%
Others including utilities, logistics and services	19.7%	16.1%

The following table, included in the 2008 Annual Report, sets forth our revenues by geographic segments for fiscal 2007 and fiscal 2008:

	Percentage of Revenues
Geographic Segments	Fiscal 2007	Fiscal 2008

North America	63.3%	62.0%
Europe	26.4%	28.1%
India	1.6%	1.3%
Rest of the World	8.7%	8.6%

We respectfully submit that an analysis of material changes in segment operating expenses and segment operating income was not included because segment operating income, as a percentage of revenues, did not differ materially between the periods presented in the MD&A section of our 2008 Annual Report.
As a percentage of revenues-

Industry Segment Operating Income	2008	2007

Financial services	31%	30%
Manufacturing	28%	31%
Telecom	36%	34%
Retail	30%	32%
Others	31%	32%

Geographic Segment Operating Income	2008	2007

North America	30%	29%
Europe	33%	33%
India	51%	50%
Rest of the World	35%	38%

3.	Tell us your consideration of disclosing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on segment revenues or segment operating income. For instance it appears that revenues from North America have been declining while revenues from Europe have been growing from the past several years. We refer you to Item 5.D of the Instructions to Form 20-F and the interpretive guidance in Section III.B.3 and 4 of SEC Release No. 33-8350.

We respectfully submit to the Staff that we have disclosed the known trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on segment revenues or segment operating income.
In particular, the increase in the proportion of revenues being generated from European customers and the decline in the proportion of revenues being generated from customers in North America has been prominently disclosed in the MD&A and Risk Factors sections of our 2008 Annual Report. At this time, although we have noticed changes in the proportion of revenues being generated from North America and Europe, respectively, because of the relatively small percentage changes from period to period, we cannot be certain that this is a long-term trend. However, if the proportion of revenues generated from outside of North America continues to increase, we expect that the impact of such change would be that our revenues and results of operations would be less dependent upon the specific economic conditions in North America or any other single region.
Our growth strategy is substantially focused on the expansion of our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, and we hope that revenues from outside of North America will continue to increase as a proportion of our total revenues. We respectfully advise the Staff that we will include disclosure regarding our strategy to increase our non-North America business in the MD&A section in future submissions of periodic reports with Commission, including our Quarterly Report on Form 6-K for the three months ending June 30, 2008. We will also include disclosure regarding our expectation that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to customers in North America and our exposure to economic downturns in that region.
Liquidity and Capital Resources, page 46
4.	Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Your disclosure should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this respect, tell us your consideration of disclosing reasons for the increase in Day Sales Outstanding (DSO) at each balance sheet date and the impact it has on your cash flows. In addition, where there has been variability in historical cash flows your discussion should focus on the underlying reasons for the changes as well as on their reasonably likely to impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

We respectfully submit to the Staff that we have disclosed in the Liquidity and Capital Resources section of the 2008 Annual Report our sources of cash generation and our significant uses of cash during the periods covered. We respectfully advise the Staff that we have included the following disclosure in the Liquidity and Capital Resources section set forth below:

“Accounts receivable as a percentage of last 12 months revenues represented 18.3% and 19.7% as of March 31, 2007 and 2008.”
The Day Sales Outstanding (“DSO”) as at March 31, 2008 and 2007 were 72 and 67 days, respectively. We respectfully advise the Staff that an analysis of the reasons for increase in DSO was not included in the Liquidity and Capital Resources section because we concluded that there were no significant changes in our Accounts Receivable as a percentage of revenue between March 31, 2007 and March 31, 2008. Further, we respectfully advise the Staff that we have not experienced any material variability in our historical cash flows, and that any variations in historical cash flows were in a relatively small range considering the growth of our operations.
In addition, we respectfully advise the Staff that we will, in future submissions of periodic reports with the Commission, including our Quarterly Report on Form 6-K for the three months ending June 30, 2008, revise the disclosure in the Liquidity and Capital Resources section to focus on the primary drivers and material factors necessary to understand our cash flows.
Item 7. Major Shareholders and Related Party Transactions
Related Party Transactions, page 64
5.	With regard to the loans to Infosys China which you have disclosed in the section, you do not appear to have provided all of the information required by Item 7.B.2 of Form 20-F, including the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred and the interest rate of the loan. Please advise us as to your analysis.

We respectfully submit to the Staff that we included the following disclosure with respect to a portion of our response to Item 7.B.2 in our 2008 Annual Report:

“In October 2003, we established a wholly-owned subsidiary, Infosys China, to expand our business operations in China. During the year we disbursed an amount of $3 million as loan to Infosys China. As of March 31, 2008, we have invested an aggregate of $10 million as equity capital and $8 million as loan in Infosys China. During fiscal 2008 and 2007, we engaged Infosys China for software development services for which we have been billed approximately $14 million and $9 million.”

We respectfully submit to the Staff that we have disclosed that $8 million of the loans to Infosys China was outstanding as of March 31, 2008, which was the latest practicable date for which we were able to provide such information.
We supplementally advise the Staff that the loan that was made to Infosys China during fiscal 2008 was for expansion of our business operations in China, and was made in an arm’s-length transaction at an interest rate equivalent to the prime lending rate.
We respectfully advise the Staff that we will, in future submissions of annual reports on Form 20-F with the Commission, revise the disclosure regarding loans to subsidiaries to provide information regarding the nature of the loan, the transaction in which it was incurred and the interest rate of the loan.
Item 15. Controls and Procedures
Disclosure Controls and Procedures, page 80
6.	We refer to the following disclosure in this section: “[O]ur Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2008, to provide reasonable assurance...that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.” These effectiveness conclusions are stated in terms that differ from the definition of “disclosure controls and procedures” contained in Exchange Act Rule 13a-15(e). In particular, please see the second sentence of Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15. In future reports, please ensure that conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in the referenced rule.

We respectfully submit to the Staff, and hereby confirm, that our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by the 2008 Annual Report. Based on that evaluation, our chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that (i) information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
In this regard, we respectfully draw the attention of the Staff to the disclosure set out within parenthesis in the first paragraph of our disclosure under the Disclosure Controls and Procedures section of our 2008 Annual Report and reproduce the relevant disclosure below:
“As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended).”
Nevertheless, we respectfully submit to the Staff that we will, in our future submissions of periodic reports with the Commission, including our Quarterly Report on Form 6-K for the three months ending June 30, 2008, amend the disclosure to clearly define what constitutes “disclosure controls and procedures” for the purposes of our management’s evaluation and, further, amend the disclosure to ensure that conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in Exchange Act Rule 13a-15(e). We respectfully advise the Staff that, we propose to rephrase the first paragraph of our disclosure under the Disclosure Controls and Procedures section of our periodic reports as set forth below:
“As of the end of the period covered by this [Annual Report on Form 20-F][Quarterly Report on Form 6-K], our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure.”
7.	In addition, we note that you have disclosed that your CEO and CFO concluded that your disclosure controls and procedures were effective “at the reasonable assurance level.” In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management’s effectiveness conclusion. For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives. In the alternative, you may omit from future filings this reference to the level of effectiveness of your disclosure controls and procedures. Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.
We respectfully acknowledge the Staff’s view that we should expand our disclosure in our future submissions of periodic reports with the Commission to provide context for the reference to the level of assurance contained in our management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by such report. We also note the requirements of Section II-F of SEC Release No. 33-8238, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports and wish to respectfully clarify to the Staff that our management’s effectiveness conclusions have relied on controls and procedures that can provide only a reasonable assurance of achieving the control objectives required by Rule 13a-15 of the Exchange Act. We therefore respectfully submit to the Staff that we propose to include the following additional disclosure in our future submissions of periodic reports with the Commission, including our Quarterly Report on Form 6-K for the three months ending June 30, 2008, to clarify in further detail the level of effectiveness of our disclosure controls and procedures:
“In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.”
               Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2.1 Cash and Cash Equivalents, page 93
8.	Your disclosures indicate that cash and cash equivalents is comprised of cash and bank deposits and deposits with corporations. Please clarify the nature of your deposits with corporations.

We respectfully submit to the Staff that in the discussion on Cash and Cash Equivalents, included in the Company Overview section and the Significant Accounting Polices section of the

2008 Annual Report, we have stated that, “[t]he company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.”
Our deposits held with corporations as of March 31, 2008 and March 31, 2007 are comprised of time deposits which can be withdrawn at any point without any prior notice, or penalty. Upon withdrawal, interest would be earned for the term during which the deposit was maintained at the applicable rate on the initial date of deposit and the entire amount of principal would be refunded.

We respectfully advise the Staff that applying the guidance of Footnote 1 of SFAS 95, Statement of Cash Flows-“Cash includes not only currency on hand but demand deposit with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively withdraw funds at any time without prior notice or penalty,” we have classified deposits with corporations under Cash and Cash equivalents.

We respectfully advise the Staff that we will, in future submissions of periodic reports with the Commission, revise the disclosure regarding cash on deposit with corporations to clarify the nature of our deposits with corporations.
               2.14 Non-Operating Income, page 99
9.	Please explain the significant increase in interest income during fiscal year 2008.

We respectfully advise the Staff that our internal treasury policy requires that we invest only in highly-rated instruments of banks, financial institutions and companies with maturities up to 365 days, and that such policy also limits our investments with individual entities and in liquid mutual funds.

We respectfully advise the Staff that, during the year ended March 31, 2008, our cash deposited with banks increased by approximately $300 million, and deposits with corporations increased by approximately $280 million. This aggregate amount of approximately $580 million represented the Company’s surplus cash generated from operations. Consequently, during fiscal

2008, there was a significant increase in interest income included under non-operating income in our consolidated financial statements.
Acknowledgment
     In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +91-80-2852-0440, or by facsimile at +91-80-2852-0754, or Samuel Mani Kallupurakal at +91-80-4116-7419 or by facsimile at +91-80-4110-2554.

Sincerely,
/s/ V. Balakrishnan
V. Balakrishnan
Chief Financial Officer Infosys Technologies Limited

cc:	Samuel Mani Kallupurakal, Deputy Head of Legal, Infosys Technologies Limited
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.